Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON BACK IN BUSINESS AFTER LOCK-OUT LIFTED

Tongon, Côte d’Ivoire, 5 September 2018 – Operations at Randgold Resources’ Tongon gold mine returned to normal today after management lifted the lock-out imposed on workers after a protracted illegal strike.

Negotiations between management, workers, community leaders and the government created an agreement under which workers are being re-employed in phases aligned to the start-up of the mine’s various sections. The agreement also stipulates that the previous discussions, aimed at finally ending the occasional industrial unrest at the mine, should be resumed where they were interrupted by the strike in July.

During the lock-out period, management, senior employees and a skeleton crew prepared Tongon for resumed production by servicing the processing facilities, including relining the mills, as well as maintaining the tailings storage facility and access to the two open cast operations.

The mine is now fully operational and the phased return of the full employee complement is expected to be complete by the weekend, but the work stoppage has necessitated a revision of its previous production guidance for the year which is now estimated at 230 000 ounces of gold.

Randgold chief executive Mark Bristow said that the company remained a committed partner to Côte d’Ivoire, and thanked everyone involved in the various engagements to get the mine back to full operation. He said that despite the setbacks at Tongon, the overall group production outlook remained within the guidance given at the start of the year albeit towards the lower end of the range. This is supported by Loulo-Gounkoto remaining on target and the continued outperformance at Kibali.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.